SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 2001

                            W.P. STEWART & CO., LTD.




                          Trinity Hall, 43 Cedar Avenue
                              Hamilton HM 12 Bermuda
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

            Form 20-F         X         Form 40-F
                           --------          ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

            Yes                 No    X
                  --------        ---------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.
                      --------------


                            W.P. STEWART & CO., LTD.
                                    Form 6-K

See press release attached hereto dated 3rd December 2001 regarding the appointment of new CEO of European Subsidiary, additional investment professionals and completion of Netherlands Acquisition.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 W.P. STEWART & CO., LTD.


                                 By:      /s/    LISA D. LEVEY
                                          ------------------------------
                                          Name:  Lisa D. Levey
                                          Title: Deputy Managing Director--
                                                 General Counsel

Date: 3rd December 2001

W.P. STEWART & CO., LTD.

                                                         CONTACT:  FRED M. RYAN

          W.P. STEWART & CO., LTD. APPOINTS CEO OF EUROPEAN SUBSIDIARY,
            GAINS INVESTMENT PROFESSIONALS AND REPORTS COMPLETION OF
                             NETHERLANDS ACQUISITION

3rd December 2001
Hamilton, Bermuda

W.P. Stewart & Co., Ltd. announced today that Richard Rawlinson has joined the Company as Chairman and Chief Executive Officer of W.P. Stewart & Co. (Europe), Ltd., the Company's London-based research and investment sub-advisory subsidiary. Additionally, Mr. Rawlinson will be named a Deputy Managing Director of the parent company, W.P. Stewart & Co., Ltd., and will be expected to contribute to the Company's global business development.

Until recently, Mr. Rawlinson served as a Director of Monitor Company, a strategy consulting firm. He joined Monitor in 1984, founded their European consultancy practice in 1985, ran their operations in Japan from 1990 to 1993 and established their Hong Kong operations between 1993 and 1996. Prior to joining Monitor, he was a Banking Executive with J Henry Schroder Wagg & Co Limited and an Associate Fellow at Harvard Business School.

The Company also announced the addition of three experienced individuals to its global research and portfolio management team -- Tomaso Cremonesi and Andrew Headley in London and Ebrahim Busheri in New York. Prior to joining W.P. Stewart, Mr. Cremonesi was an analyst with an award-winning research team within the equity research group at Fidelity Investments, covering companies in various industries in the pan-European sector. Mr. Headley joined W.P. Stewart from Newton Investment Management in London, where he was an investment analyst and, most recently, a fund manager managing Continental and pan-European segregated portfolios. Mr. Busheri, a CFA, spent the last 12 years at Manning & Napier Advisors, most recently serving as its Director of Technology Research and Managing Director-Equity Research.

The Company also noted the completion of its previously announced acquisition of a controlling interest in TPR & Partners NV, an asset gathering firm based in The Netherlands. The Company acquired TPR through the acquisition of shares in W.P. Stewart Asset Management (Europe) Ltd. (WPSAM-Europe), a Bermuda company, which will serve as the umbrella for the Company's European asset gathering and client servicing activities. W.P. Stewart & Co., Ltd. purchased 9,000 of WPSAM-Europe's 12,000 outstanding shares in exchange for 330,000 common shares of the Company. Current beneficial owners of TPR and their assigns will continue to hold the remaining 3,000 shares of WPSAM-Europe until 30 June 2006, at which time the Company will

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             TRINITY HALL, 43 CEDAR AVENUE, HAMILTON HM 12, BERMUDA
           MAILING ADDRESS: P.O. BOX HM 2905, HAMILTON HM LX, BERMUDA

W.P. STEWART & CO., LTD.



acquire those shares at a fair value price determined on the basis of WPSAM-Europe's then most recent 12-month operating results.

W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (symbol: WPL) and on the Bermuda Stock Exchange (symbol: WPS).

For more information, please visit the Company's website at http:www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO @wpstewart.com.


                                      -2-


             TRINITY HALL, 43 CEDAR AVENUE, HAMILTON HM 12, BERMUDA MAILING ADDRESS: P.O. BOX HM 2905, HAMILTON HM LX, BERMUDA